SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

N.I.R.E. 29300006939

A Publicly-held Company

MANAGEMENT PROPOSAL

TO THE ORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 28, 2017

Dear Shareholders,

The Management of Braskem S.A. (“Company” or “Braskem”) hereby submits this management proposal (“Proposal”) to the Ordinary General Meeting of Braskem, to be held on April 28, 2017 (“Meeting”), in compliance with the provision set forth in the Brazilian Securities Exchange Commission (“CVM”) Ruling 481, of December 17, 2009, as amended (“CVM Ruling 481”).

First, the Company's Management would like to inform the Shareholders that, as disclosed in the Material Facts of February 21, 2017 and March 28, 2017, on the date hereof the Company has not yet completed its audited financial statements for the year ended on December 31, 2016 (“Financial Statements”), due to the execution of the global leniency agreement with the public authorities which is the subject matter of Material Facts of December 14 and 21, 2016, and the Company has performed and is performing the necessary appraisals on its processes and controls, which had an impact on the work schedule before the independent auditors.

Therefore, the Company will continue to employ its best efforts to conclude the preparation of its audited financial statements as soon as possible and reaffirms that it does not expect any significant changes from the unaudited results disclosed earlier.

As such, the Annual Shareholders Meeting scheduled for April 28, 2017 will consider and vote on the following: (i) election of members of the Audit Board; and (ii) annual and overall compensation of Managers and Audit Board members for fiscal year 2017.

Once the audited financial statements are published, a Shareholders Meeting will be called to: (i) examine, discuss and vote on the Management Report and respective management accounts, and on the financial statements of the Company for fiscal year 2016; and (ii) consider and vote on the allocation of the net income from fiscal year 2016.

In view of the foregoing and considering the Company's interest, the Management presents the following information with regard to the matters included in the agenda for the mentioned Meeting:

1.         Resolve on the election of the members of the Company’s Fiscal Board:

The Company’s Management proposes to resolve on the election of five (5) effective members and their respective alternates to the Company’s Fiscal Board, for a term of office effective up to the date of the next Ordinary General Meeting concerning the financial year to end on December 31, 2017.

Exhibit I to this Proposal includes the list and information about the candidates recommended by the Company’s Management, as set forth in Article 10 of CVM Ruling 481/09.

2.         Resolve on the annual and global compensation for the managers and members of the Fiscal Board for the financial year ending on December 31, 2017:

The total amount proposed for the financial year of 2017 related to the overall compensation of the Managers in 2017 is BRL 46,454 thousand, including fixed and variable fees related to payroll charges recognized in the Company's results and benefits. Moreover, the Management proposes for the financial year of 2017 the amount of BRL 808 thousand concerning compensation to the Fiscal Board’s members, in compliance with the provision of article 162, Paragraph 3, of the Corporation Law; therefore, totaling a global compensation to the Managers and the Fiscal Board in the amount of BRL 47,262 thousand.

Pursuant to article 12 of CVM Ruling 481, this Proposal contains thorough information referring to the setting of compensation for Managers and members of the Fiscal Board, pursuant to Exhibits II and III hereto.

The annual and global compensation amount proposed above is based on a composition estimate for Managers’ fees pursuant to market reference, considering monthly fees (offset arising from inflation and merits), variable fees (according to seniority and challenges) and short-term benefits.

Shareholders’ Representation

3.         The participation of the Shareholder in the Meeting may be done in person or by proxy duly established, or through remote voting bulletin, and detailed guidelines regarding the documentation required for remote voting are set forth in the Proposal, in the Call Notice for the Meeting disclosed on this date and in item 12.2 of the Company's Reference Form.  Additional information of the participation in the Meeting are described below:

            (a) In person or by proxy: with a view to expediting the works of the Meeting, the Company's Management requests that the Shareholders file with the Company, at the offices located at Rua Lemos Monteiro, 120, 22º andar, CEP 05501-050, São Paulo, SP, 72 hours prior to the date scheduled for the Meeting, the following documents: (i) evidence issued by the financial institution depositary of the book-entry shares held thereby, proving ownership of the shares, 8 days prior to the holding of the Meeting; (ii) power of attorney, duly compliant with the law, in case of proxy representation of the shareholder, with grantor’s signature certified by a notary public, notarization, consularization or apostille annotation (as the case may be) and sworn translation, together with the articles of incorporation, bylaws or articles of association, minutes of the Board of Directors' election (if any) and minutes of the Executive Board election if the shareholder is a legal entity; and/or (iii) with respect to shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, issued by the competent body. The Company’s shareholder or legal representative thereof shall attend the Meeting bearing proper identification documents.

However, it is worth stressing that, under paragraph 2 of article 5 of CVM Ruling 481, the shareholder that attends the Meeting with the required documents may participate and vote, even if he/she has not delivered them in advance, as requested by the Company.

The Company shall not accept powers of attorney granted by shareholders by electronic means.

            (b) Remote Voting Bulletin: the Company shall adopt the remote voting under the terms of CVM Ruling 481, thus allowing its Shareholders to send their votes pursuant to Exhibit IV to this Proposal: (i) through their respective custody agents; (ii) through the registrar of the Company's shares (Itaú Corretora de Valores S/A); or (iii) directly to the Company, as per the guidelines contained in the bulletin and in item 12.2 of its Reference Form.

The remote voting bulletin included in Exhibit IV hereto presents the matters comprising the Meeting’s agenda, described in items 1 and 2 hereof. The shareholders who choose to cast their votes remotely at the Meeting shall fill out the remote voting bulletin made available by the Company, stating if they wish to approve, reject or abstain from voting on the resolutions described in the bulletin, in compliance with the procedures described above.

Finally, all legal and regulatory exhibits are detailed in this Proposal.

The Management

***

EXHIBIT	PAGE
EXHIBIT I – Indication of candidates to occupy the positions of effective and alternate members of the Fiscal Board of the Company, according to information provided in items 12.5 to 12.10 of the Reference Form, under the terms of article 10, item I, of CVM Ruling 481.	5

EXHIBIT II – Proposal for compensation of the managers, under the terms of article 12, item I, of CVM Ruling 481.	14

EXHIBIT III – Proposal for compensation of the managers, as informed in item 13 of the Reference Form, under the terms of article 12, item II, of CVM Ruling 481.	16

EXHIBIT IV – Remote voting bulletin	42

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

N.I.R.E. 29300006939

A Publicly-held Company

EXHIBIT I

MANAGEMENT PROPOSAL

TO THE ORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 28, 2017

Appointment of candidates to fill the positions of effective and alternate members of the Company's Fiscal Board, according to information presented in items 12.5 to 12.10 of the Reference Form, pursuant to article 10, item I, of CVM Ruling 481.

12.5 / 12.6 – Composition and professional experience of Management and Fiscal Board

Upon receipt the information of the nominees for the positions of members of the Fiscal Board by the shareholder Petróleo Brasileiro S.A., pursuant to the option set forth in the Shareholders' Agreement, executed on February 8, 2010, Braskem hereby restates this Management Proposal (version 2)..

In observance of the limitation of the number of seats in the Fiscal Board, as provided for in article 40, main section of the Company's Bylaws, the Management's Proposal is that the composition of the Company's Fiscal Board for the term ending at the Ordinary General Meeting that resolves on the financial statements referring to the financial year ending on December 31, 2017, shall be as follows: five (5) effective members and five (5) alternate members, as informed in the charts below.

The current composition of the Board of Directors was elected at the Ordinary General Meeting held on April 6, 2016, for a term of 2 years, which shall end at the Ordinary General Meeting of the Company that resolves on the financial statements for the financial year to be closed on December 31, 2017. Accordingly, there shall be no election of members for the Board of Directors at the Ordinary General Meeting of the Company to be held on April 28, 2017.

CANDIDATES - SEATING MEMBERS FOR THE FISCAL BOARD
Name	Date of birth	Management body	Date of election	Term	Number of consecutive terms of office
Individual Taxpayer's Register (CPF)	Profession	Elective position indicated	Date of investiture	Indicated by the controller	Total meetings held by the respective body since investiture
Other positions and offices held at the Company					Meetings attendance percentage (%)
1) ISMAEL CAMPOS DE ABREU	14/08/1955	Belongs only to the Fiscal Board	28/04/2017	1 YEAR	Indication is for the 15th term of office
075.434.415-00	Accountant	Fiscal Board (Sitting Member)	28/04/2017	Yes	9
No other positions or offices held at the Company					100%

2) ALUIZIO DA ROCHA COELHO NETO	16/10/1972	Belongs to the Fiscal Board	28/04/2017	1 YEAR	Indication is for the 8th term of office
031.525.087-94	Accountant	Fiscal Board (Sitting Member)	28/04/2017	Yes	9
No other positions or offices at the Company					100%
3) GILBERTO BRAGA	08/10/1960	Belongs only to the Fiscal Board	28/04/2017	1 YEAR	Indication is for the 1st term of office
595.468.247-04	Economist	Fiscal Board (Sitting Member)	28/04/2017	Yes	n/a
No other positions or offices held at the Company					n/a
4) MARCOS ANTÔNIO ZACARIAS (Candidate 2 as indicated in the Remote Voting Bulletin of 29/03/2017)	16/05/1960	Belongs only to the Fiscal Board	28/04/2017	1 YEAR	Indication is for the 1st term of office
663.780.367-72	Accountant	Fiscal Board (Sitting Member)	28/04/2017	Yes	n/a
No other positions or offices held at the Company.					n/a
5) CRISTIANO GADELHA VIDAL CAMPELO (Candidate 1 as indicated in the Remote Voting Bulletin of 29/03/2017)	03/08/1981	Belongs only to the Fiscal Board	28/04/2017	1 YEAR	Indication is for the 2nd term of office
045.136.486-43	Attorney	Fiscal Board (Sitting Member)	28/04/2017	Yes	9
No other positions or offices held at the Company.					100%
CANDIDATES - RESPECTIVE SITTING MEMBERS FOR THE FISCAL BOARD
Name	Date of birth	Management body	Date of election	Term	Number of consecutive terms of office
CPF	Profession	Elective position indicated	Date of investiture	Indicated by the controller	Total meetings held by the respective body since investiture
Other positions and offices held at the Company				Meetings attendance percentage (%)
1) IVAN SILVA DUARTE	11/10/1973	Belongs only to the Fiscal Board	28/04/2017	1 YEAR	Indication is for the 2nd term of office
611.242.065-15	Accountant	Fiscal Board (Alternate)	28/04/2017	Yes	9
No other positions or offices held at the Company					0%
2) CRISTIANE DA ROCHA RIBEIRO DE SOUZA	18/08/1968	Belongs only to the Fiscal Board	28/04/2017	1 YEAR	Indication is for the 1st term of office
465.248.605-78	Accountant	Fiscal Board (Alternate)	28/04/2017	Yes	n/a
No other positions or offices held at the Company					n/a
3) ANA PATRÍCIA SOARES NOGUEIRA	10/12/1969	Belongs only to the Fiscal Board	28/04/2017	1 YEAR	Indication is for the 1st term of office
535.222.575-53	Attorney	Fiscal Board (Alternate)	28/04/2017	Yes	n/a
No other positions or offices held at the Company					n/a
4) ALEXANDRE ANTÔNIO GERMANO BITTENCOURT (Candidate 1 as indicated in the Remote Voting Bulletin of 29/03/2017)	22/06/1973	Belongs only to the Fiscal Board	28/04/2017	1 YEAR	Indication is for the 1st term of office
023.566.417-00	Economist	Fiscal Board (Alternate)	28/04/2017	Yes	n/a
No other positions or offices held at the Company					n/a

Professional experience / Declaration of possible convictions / Independence Criteria

ISMAEL CAMPOS DE ABREU - 075.434.415-00

Mr. Ismael de Abreu has worked since April 2011 as an Officer at Kieppe Participações e Administração Ltda., a company that indirectly holds an interest greater than 5% in similar kind or class of securities in the Company. From 1995 to March 2011, he has worked as a controller of Odebrecht S.A. (“Odebrecht”), a company that indirectly holds an interest exceeding 5% in similar kind or class of securities of the Company. The companies listed above are part of the same economic group of the issuer.

From 1978 to 1985, he has worked as a Manager at the Tax Consulting division of PricewaterhouseCoopers; from 1986 to 1988, he has worked as a controller at Corrêa Ribeiro S.A. Comércio e Indústria; from 1989 to 1991, he worked as a Manager in the consultancy department at Arthur Andersen; and from 1992 to 1995, he was a shareholder in Performance Auditoria e Consultoria. He was a member of the Fiscal Board of Petroflex Indústria e Comércio S.A. (“Petroflex”), until the sale of the interest held by the Company in Petroflex in April 2008. From March 2006 to March 2008, he worked as a member of the Fiscal Board at Companhia Petroquímica do Sul – Copesul (petrochemical sector).

Mr. Abreu is an Accounting graduate from Fundação Visconde de Cairú and holds a postgraduate degree in Economic Engineering from Centro Interamericano de Desenvolvimento. Mr. Abreu does not occupy a Management position in any third sector organization. The Board Member declares that he is not subject to: (a) any criminally adverse sentence; (b) any adverse sentence in administrative proceedings of the Brazilian Securities Commission (CVM); and (c) any adverse sentence rendered final and unappealable in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. The Board Member declares not to be a politically exposed person pursuant to CVM Normative Ruling 301/99.

ALUIZIO DA ROCHA COELHO NETO - 031.525.087-94

ALUIZIO DA ROCHA COELHO NETO. Elected member of the Fiscal Board as Odebrecht's representative in April 2010, Mr. Coelho Neto is currently in charge of Odebrecht S.A.'s Controllership, having been the leader of the Controllership, International Tax Planning and Treasury Department of Construtora Norberto Odebrecht SA between 2006 and 2016, a Company that belongs to the same economic group as the issuer. From 2002 to 2008, Mr. Coelho Neto worked at the Company’s tax department, in the position of Tax Planning Manager. He previously worked for 9 years at PricewaterhouseCoopers. Mr. Coelho Neto holds a degree in Accounting from Universidade Federal do Espírito Santo and an MBA in controllership from USP/FIPECAFI and in Corporate Finance from FEA/USP. Mr. Coelho Neto does not occupy a Management position in any third sector organization. The Board Member declares that he is not subject to: (a) any criminally adverse sentence; (b) any adverse sentence in administrative proceedings of the Brazilian Securities Commission (CVM); and (c) any adverse sentence rendered final and unappealable in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. The Board Member declares not to be a politically exposed person pursuant to CVM Normative Ruling 301/99.

GILBERTO BRAGA – 595.468.247-04.

Mr. Braga is a business consultant with expertise in the areas of finance, capital market, corporate, tax, expert advice and judicial proceedings, in addition to acting as fiscal, management and audit committee member of publicly traded companies and professional associations. He was a member of the Advisory Committee on Accounting Standards for the Investment Funds of CVM, he is a post-graduate and undergraduate courses professor of corporate governance at Dom Cabral Foundation, IBMEC, PUC and FGV, and also a columnist for O Dia newspaper. Mr. Braga has a degree in Economics from UCAM Ipanema and in Accounting from UGF, a postgraduate degree in Financial Administration from IAG-PUC Rio and a Master’s in Business Management (Finance and Capital Markets) from IBMEC-Rio. Member of IBGC. Mr. Braga does not occupy a Management position in any third sector organization. The Board Member declares that he is not subject to: (a) any criminally adverse sentence; (b) any adverse sentence in administrative proceedings of the Brazilian Securities Commission (CVM); and (c) any adverse sentence rendered final and unappealable in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. The Board Member declares not to be a politically exposed person pursuant to CVM Normative Ruling 301/99.

CRISTIANO GADELHA VIDAL CAMPELO - 045.136.486-43

Mr. Cristiano has been working for 10 years at Petrobras where, since 2012, has served as external tax relationship manager, responsible for managing people and processes associated with tax risks of the Petrobras System. Previously, he served as negotiator and institutional interface with the Secretaries of Treasury of States and Municipalities in the South, Southeast and Midwest regions of Brazil, and worked with several associations (IBP, SINDICON, FIRJAN, ABRAGET, etc.) and other bodies such as CONFAZ. Between 2014 and 2015, he served as member of the Audit Board of Companhia Maranhense de Gás (GASMAR). Mr. Campelo holds a degree in law and an MBA from Fundação Dom Cabral. The Board Member declares that he is not subject to: (a) any criminally adverse sentence; (b) any adverse sentence in administrative proceedings of the Brazilian Securities Commission (CVM); and (c) any adverse sentence rendered final and unappealable in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. The Board Member declares not to be a politically exposed person pursuant to CVM Normative Ruling 301/99.

MARCOS ANTÔNIO ZACARIAS - 663.780.367-72

Mr. Marcos Antônio is a graduate accountant at UERJ, a specialist in accounting, auditing and accounting at FGV and a specialist in accounting management at USP, as well as being a Professional with Professional Certification ANBIMA - Series 20. Since December 2016, Mr. Marcos Antônio Holds the position of General Manager of Financial Management of Companies and Benefits, subordinate to Petrobras' Executive Board of Directors and Investor Relations. Mr. Marcos Antônio has experience in corporate management, corporate governance and financial and accounting management. He served as General Manager of Financial Administration and Corporate Finance for Petrobras (2006-2016), where he worked in the financial and corporate management of companies without financial structure of the Petrobras System and in financial advisory services to business development. He has also served as financial and administrative manager at Petrobras Colombia (1995-1999), financial control manager at Braspetro (1999-2000) and international accounting manager at Petrobras (2000-2005). The Board Member declares that he is not subject to: (a) any criminally adverse sentence; (b) any adverse sentence in administrative proceedings of the Brazilian Securities Commission (CVM); and (c) any adverse sentence rendered final and unappealable in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. The Director declares that he is a politically exposed person, considering that he is a director of the Petrobras System, pursuant to CVM Normative Ruling 301/99.

IVAN SILVA DUARTE - 611.242.065-15

Mr. Duarte is the director of Kieppe Participações e Administração Ltda. since January 2016, a company which is part of the same economic group of the issuer and indirectly holds more than 5% of its share capital. Previously, Mr. Duarte acted as manager at KPMG - Auditores Independentes, from 1995 to 2001, when he became senior manager at PricewaterhouseCoopers Auditores Independentes until 2008. From 2008 to 2015 Mr. Duarte was an officer of EAO Empreendimentos Agropecuários e Obras S.A., a company belonging to the Odebrecht Group which operates in the Agricultural and Food and Drinks sectors. Mr. Duarte has a degree in Accounting from Universidade de Salvador (UNIFACS), an MBA in Corporate Finance from Fundação Getulio Vargas and an MBA in Entrepreneurship from Babson College (Boston/USA). Mr. Duarte does not occupy a Management position in any third sector organization. The Board Member declares that he is not subject to: (a) any criminally adverse sentence; (b) any adverse sentence in administrative proceedings of the Brazilian Securities Commission (CVM); and (c) any adverse sentence rendered final and unappealable in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. The Board Member declares not to be a politically exposed person pursuant to CVM Normative Ruling 301/99.

_______________________________________________________________________________________________________________________________________________________________

CRISTIANE DA ROCHA RIBEIRO DE SOUZA - 465.248.605-78

Ms. Souza has been the Financial Planning Manager at Odebrecht S.A. since October 2014. Previously, she worked as Accounting and Fiscal Manager at ETH Bioenergia SA from February 2008 to August 2011, and before that at Braskem S.A. from July 2002 to January 2008 as Accounting Coordinator, and from September 2011 to September 2014 as Corporate Controller.

Ms. Souza holds a degree in Accounting from the Foundation Visconde de Cairú -Salvador-BA and holds an MBA in Finance from Fundação Getúlio Vargas. Mrs. Souza does not occupy a Management position in any third sector organization. The Board Member declares that she is not subject to: (a) any criminally adverse sentence; (b) any adverse sentence in administrative proceedings of the Brazilian Securities Commission (CVM); and (c) any adverse sentence rendered final and unappealable in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. The Board Member declares not to be a politically exposed person pursuant to CVM Normative Ruling 301/99.

ANA PATRICIA SOARES NOGUEIRA - 535.222.575-53

Ms. Nogueira is a sitting member and Chairman of the Fiscal Board at Cetrel S.A., she is a partner at law firm Nogueira & Nogueira Advogados Associados. She has been holding the position of alternate member of the Fiscal Board at Braskem S.A. for the past 5 years, until April 06, 2016. Ms. Nogueira holds a degree in Law from Universidade Católica de Salvador and an MBA in Business Management from Fundação Getúlio Vargas. Ms. Nogueira does not occupy a Management position in any third sector organization. The Board Member declares that she is not subject to: (a) any criminally adverse sentence; (b) any adverse sentence in administrative proceedings of the Brazilian Securities Commission (CVM); and (c) any adverse sentence rendered final and unappealable in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. The Board Member declares not to be a politically exposed person pursuant to CVM Normative Ruling 301/99.

ALEXANDRE ANTÔNIO GERMANO BITTENCOURT - 023.566.417-00

Mr. Bittencourt has served as Sector Manager of International Financial Flow of Petrobras since August 2016, subordinated to the Executive Management of Finance, having acted as foreign cash manager. He is currently the effective member of Transpetro's Fiscal Council, having already been a member of the Fiscal Council of Gas Brasiliano, an alternate member of the Fiscal Council of COMPERJ and LOGUM. He holds a degree in Economics from UERJ and an MBA in Finance and Capital Markets from FGV and a post-graduate degree in Business Sciences from Universidade Cândido Mendes. The Board Member declares that she is not subject to: (a) any criminally adverse sentence; (b) any adverse sentence in administrative proceedings of the Brazilian Securities Commission (CVM); and (c) any adverse sentence rendered final and unappealable in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. The Board Member declares not to be a politically exposed person pursuant to CVM Normative Ruling 301/99.

12.7/12.8 – Composition of the statutory committees and of the audit, financial and compensation committees

The non-statutory committees comply with the same election system as the Board of Directors. Considering that the Board of Directors was elected at the Company's Ordinary General Meeting held on April 6, 2016, for a term of office ending at the Ordinary General Meeting that approves the accounts for the year ending December 31, 2017, there shall be no election of members for the Board of Directors at the Ordinary General Meeting to be held on April 28, 2017, and thus there shall be no election of members for the Company's current committees.

 12.9 - Existence of marital relationship, stable union or kinship up to the second degree between:

(a) Company managers

Not applicable to those appointed to hold the position of members of the Company's Fiscal Board.

(b) (i) Company managers; and (ii) managers of its directly or indirectly controlled companies.

Not applicable to those appointed to hold the position of members of the Company's Fiscal Board.

(c) (i) Company managers or managers of its directly or indirectly controlled companies; and (ii) direct or indirect controlling companies of the Company

Not applicable to those appointed to hold the position of members of the Company's Fiscal Board.

(b) (i) Company managers; and (ii) managers of its directly or indirectly controlled companies.

Not applicable to those appointed to hold the position of members of the Company's Fiscal Board.

12.10 – Relationships of subordination, provision of services or control between administrators and controlled companies, controlling companies and others

2016

Identification	CPF/CNPJ	Type of relationship between the Manager and the related person	Type of related person

Issuer's Manager
ISMAEL CAMPOS DE ABREU Sitting Member of the Fiscal Board	075.434.415-00	Provision of Services	Indirect Controller
Related Person
ODBINV S.A. Mr. Abreu is a member of the Fiscal Board of ODBINV S.A.	15.105.588/0001-15
Issuer's Manager CRISTIANE DA ROCHA RIBEIRO DE SOUZA Alternate member of the Fiscal Board	59.275.536-8	Subordination	Indirect Controller
Alternate Member of the Fiscal Board Related Person
ODEBRECHT S.A. Ms. Souza is the Financial Planning Manager	05.144.757/0001-72
CRISTIANE DA ROCHA RIBEIRO DE SOUZA Ms. Souza is the Financial Planning Manager

2015

Identification	CPF/CNPJ	Type of relationship between the Manager and the related person	Type of related person

Issuer's Manager
ISMAEL CAMPOS DE ABREU Sitting Member of the Fiscal Board	075.434.415-00	Provision of Services	Indirect Controller
Related Person
ODBINV S.A. Mr. Abreu is a member of the Fiscal Board of ODBINV S.A.	15.105.588/0001-15

CRISTIANE DA ROCHA RIBEIRO DE SOUZA Alternate member of the Fiscal Board	59.275.536-8	Subordination	Indirect Controller
Related Person
ODEBRECHT S.A. Ms. Souza is the Financial Planning Manager	05.144.757/0001-72

2014

Identification	CPF/CNPJ	Type of relationship between the Manager and the related person	Type of related person

Issuer's Manager
ISMAEL CAMPOS DE ABREU Sitting Member of the Fiscal Board	075.434.415-00	Provision of Services	Indirect Controller
Related Person
ODBINV S.A. Mr. Abreu is a member of the Fiscal Board of ODBINV S.A.	15.105.588/0001-15
CRISTIANE DA ROCHA RIBEIRO DE SOUZA Alternate member of the Fiscal Board	59.275.536-8	Subordination	Indirect Controller
Related Person
ODEBRECHT S.A. Ms. Souza is the Financial Planning Manager	05.144.757/0001-72

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

N.I.R.E. 29300006939

A Publicly-held Company

EXHIBIT II

MANAGEMENT PROPOSAL

TO THE ORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 28, 2017

Proposal for the compensation of managers, pursuant to article 12, item I, of CVM Ruling 481.

1.     Proposal for the Compensation of Managers for the financial year of 2017

Pursuant to the Compensation Policy approved by the Board of Directors, Braskem's proposal for global compensation of the statutory managers of Braskem is based on:

(i)            The results of the study on executive compensation for the positioning of monthly fees and other compensation curves; and

(ii)           The economic-financial indicators agreed for the financial year, for purposes of the definition of the sharing of results referring to variable compensation.

The total amount proposed for the financial year of 2017 related to the overall compensation of the Managers in 2017 is BRL 46,454 thousand, including fixed and variable fees related to payroll charges recognized in the Company's results and benefits. Moreover, the Management proposes for the financial year of 2017 the amount of BRL 808 thousand concerning compensation to the Fiscal Board’s members, in compliance with the provision of article 162, paragraph 3, of the Corporation Law; therefore, totaling a global compensation to the Managers and the Fiscal Board in the amount of BRL 47,262 thousand.

The amount of the annual and global compensation proposed above is based on the estimate of the composition of the administrations' fees according to market reference, considering monthly fees (offset resulting from inflation and merits), variable fees (according to seniority and challenges) and short-term benefits.

2.   Summary of the main variations 2017/2016

Officers 7 statutory officers	Board of Directors 11 members of the board and 11 alternates
(BRL in thousands)
Discrimination	2017	2016
Fees (fixed and variable compensation)	38,025	33,942
Short- and Long-Term Benefits	824	785
Charges	7,605	6,788
Total	46,454	41,515

Fiscal Board 5 members of the board and 5 alternates
(BRL in thousands)
Discrimination	2017	2016
Fees (fixed and variable compensation)	674	654
Charges	134	131
Total	808	785

3.   Amounts effectively realized in 2016 versus proposed amounts

Officers 7 statutory officers	Board of Directors 11 members of the board and 11 alternates
(R$ in thousands)
Discrimination	2016 Proposal	2016 Realized
Total	41,515	41,455

Fiscal Board 5 members of the board and 5 alternates
(R$ in thousands)
Discrimination	2016 Proposal	2016 Realized
Total	785	612

The difference between the amounts actually paid and the amounts budgeted for 2016 in relation to the Fiscal Board results from waiving the compensation presented by 1 Member (Member of the Fiscal Board).

Camaçari/BA, March 29, 2017.

BOARD OF DIRECTORS

NEWTON SÉRGIO DE SOUZA

Chairman

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

N.I.R.E. 29300006939

A Publicly-held Company

EXHIBIT III

MANAGEMENT PROPOSAL

TO

TO THE ORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 28, 2017

Proposal for the compensation of managers, pursuant to information contained in item 13 of the Reference Form, pursuant to article 12, item II, of CVM Ruling 481.

13. Compensation of the Managers;

13.1. Describe the compensation policy or practice for the Board of Directors, statutory and non-statutory Executive Officers, Fiscal Board, statutory committees and audit, risk, financial and compensation committees, addressing the following aspects:

(a)       (a) objectives of the compensation policy or practice

The Company adopts a competitive and transparent compensation system for all of its members, which seeks to attract and retain the best professionals in the market, as well as allow the collective and individual management of the compensation of its members. The Company compensates its managers based on market practices and in accordance with their duties and responsibilities in the actual running of the Company’s businesses. In case of statutory and non-statutory Officers, the variable Compensation Policy allows the sharing of risk and results between the Company and its main executives.

(b)       composition of the compensation

(i)        description of the compensation elements and their respective objectives

Board of Directors

The sitting members of the Board of Directors and the Fiscal Board are compensated by means of fees (fixed compensation). Such form of compensation aims to remunerate the members of the Board of Directors according to their duties and responsibilities in the actual running of the Company’s businesses.

Statutory and Non-Statutory Executive Board

The members of the Statutory and Non-Statutory Executive Board are entitled to a monthly fixed compensation and to variable short-term compensation, contingent upon both their individual performance in overcoming the pre-agreed results and the existence of economic results.

The Officers are also entitled to the benefits offered by the Company to all of its other members, such as medical and dental assistance, food and supplementary pension plan. Such benefits complement the compensation package thereof, composing the total compensation earned.

Lastly, the Company does not offer compensation based on shares.

Fiscal Board

The sitting members of the Fiscal Board are compensated with fees (fixed compensation, which does not include benefits). Such fees shall be the highest of (i) the monthly fixed amount established at the Company's ordinary shareholders' meeting that elects the Fiscal Board; or (ii) the minimum limit established in paragraph 3 of article 162 of the Brazilian Corporate Law.

Such form of compensation aims to remunerate the members of the Fiscal Board according to their duties and responsibilities in the actual running of the Company’s businesses.

Committees

The Company differentiates between the monthly fees of the Committee Coordinators, who are independent members, according to their responsibilities.

(ii)       with regard to the last three financial years, the proportion of each element in the total compensation:

The proportion of each element in the total compensation of each body of the Company's Management for the last three financial years is described as follows.

	% in relation to the total compensation
	2016
	Fixed Compensation	Variable Compensation	Benefits	Total
Board of Directors	100%	0%	0%	100%
Statutory/Non-Statutory Executive Office	26.73%	71.62%	1.65%	100%
Fiscal Board	100%	0%	0%	100%

	% in relation to the total compensation
	2015
	Fixed Compensation	Variable Compensation	Benefits	Total
Board of Directors	100%	0%	0%	100%
Statutory/Non-Statutory Executive Office	30.7%	67.9%	1.4%	100%
Fiscal Board	100%	0%	0%	100%

	% in relation to the total compensation
	2014
	Fixed Compensation	Variable Compensation	Benefits	Total
Board of Directors	100%	0%	0%	100%
Statutory/Non-Statutory Executive Office	28%	70%	2%	100%
Fiscal Board	100%	0%	0%	100%

(iii)      calculation and adjustment methodology of the individual compensation elements

Board of Directors

The monthly compensation of the members of the Board of Directors is obtained through specialized annual surveys and references from similar companies. The compensation strategy seeks to differentiate among the fees paid to independent members, as well as to the Committee Coordinators according to their complexities and attributions.

Statutory and Non-Statutory Executive Board

The fixed compensation amounts paid by the Company to members of the statutory and non-statutory Executive Board are compared annually with market references by means of specialized research, in such a way as to enable the assessment of its competitiveness and eventually evaluate the need to adjust the fees or certain components of compensation.

The monthly fixed compensation bands, based on the market Median, are determined based on:

•       85% of the market Median (Development Band)

•       Market Median in its central reference (Market’s Target Band)

•       115% of the market Median (Advanced Performance Band)

Variable compensation is determined by results from the equation of the third quartile of the market total remuneration, excluding benefits and monthly fixed compensation.

The Company offers the same benefits package to all of its members, including statutory and non-statutory Officers.

Fiscal Board

The monthly compensation of the members is determined by means of specialized surveys, through a comparison with companies of similar size, with due regard to the minimum amount set forth by article 162, paragraph 3 of Law 6,404/76.

Committees

The Company differentiates the monthly fees for the Committee Coordinators, who are independent Directors, in accordance with their responsibilities, taking the annual market references into consideration.

(iv)      reasons that justify the composition of the compensation

Board of Directors

References are obtained through the results of specialized surveys conducted with companies of a size similar to that of the Company.

The Company understands that the members of the Board of Directors should only be entitled to fixed compensation in order to reflect the recognition given to their supervisory and guiding function in the Company's businesses, however without being involved in their execution.

Statutory and Non-Statutory Executive Board

The composition of the compensation of the Company’s Officers aims to attract and retain the best professionals based on the market’s practices regarding fixed compensation, variable compensation and the corresponding benefits package for each position. The Company has a more aggressive practice regarding variable remuneration, as it understands that this way, it aligns the interests of Officers with those of the Company, sharing the risks and results of the Company with its main executives, seeking to obtain gains through the commitment to long-term results and short-term performance.

The distribution of the compensation between fixed and variable portions, and benefits, practiced in the financial year ended at December 31, 2016 and that foreseen for the financial year ending on December 31, 2017, has an emphasis on variable compensation, and are thus in line with the objectives of the Compensation Policy adopted by the Company.

Fiscal Board

References are obtained by means of the results of specialized surveys conducted with companies of similar size to the Company, with due regard to the provisions of article 162, paragraph 3 of the Brazilian Corporation Law regarding legal minimum compensation.

Committees

The composition of the compensation is in line with market practices compared to similarly sized companies and the differentiations established for independent board members, members and leaders of committees have become necessary in order to be in line with their duties and responsibilities.

(v)       non-compensated members

Alternate members of the Board of Directors are not compensated by the Company

(c)       main performance indicators taken into account upon determination of each element of compensation

Board of Directors

The fixed monthly compensation of the Board of Directors is determined based on market research, taking into account their responsibilities and attributions in the exercise of their functions. There is no performance indicator for determining variable compensation since this group is not really eligible for such.

Statutory and Non-Statutory Executive Board

The classification of the monthly compensation for each Officer depends on the assessment of the complexity of his/her program, as well as on their individual performance. On the other hand, variable compensation is contingent to the evaluation and  the fulfillment of individual targets related to the challenges of their programs of action for the year, as well as to the Company's operational and economic performance within the period in question, considering the following elements: (i) operating EBITDA, (ii) working capital variation, (iii) operating investment (CAPEX), and (iv) payment of dividends.

Fiscal Board

The fixed monthly compensation of the Fiscal Board is determined by means of market research taking into account their responsibilities and attributions in the exercise of their functions. There is no performance indicator for determining variable compensation since this group is not really eligible for such. However, it is worth noting that the minimum amount established by article 162, paragraph 3 of the Brazilian Corporate Law is observed.

Committees

The fixed monthly compensation for the Committee coordinators is determined by means of market research, taking into account their responsibilities and attributions in the exercise of their functions. There is no performance indicator for determining variable compensation since this group is not really eligible for such.

(d)       how compensation is structured to reflect the evolution of performance indicators

Board of Directors

Not applicable, given that the members of the Board of Directors are not eligible for variable compensation.

Statutory and Non-Statutory Executive Board

The changes in the variable compensation items are directly related to the individual performance of our officers and the Company and to the achievement of the targets established for a given period.

Fiscal Board

Not applicable, given that the members of the Company’s Fiscal Board are not eligible for variable compensation.

Committees

Not applicable, given that the members of the Company’s Committees are not eligible for variable compensation.

(e)       how the compensation policy or practice is aligned with the interests of the issuer in the short, medium and long term

The compensation strategy is linked to factors and premises that make it more (i) equitable (remunerate proportionally, according to skills, professional qualification and impact on results), (ii) competitive (suitable to market standards), (iii) efficient (regarding the costs for the Company) and (iv) safe (committed to the continuity of the business).

To the extent that the short, medium and long term targets are met, more results are generated for the Company, which in turn distributes such results in the form of fixed short-term compensation, medium-term variable compensation and, as the case may be, of long-term incentives. This cycle makes the Company grow and develop in pursuit of its perpetuity.

(f)        existence of compensation supported by direct or indirect subsidiaries, controlled or controlling companies

There is no compensation supported by direct or indirect subsidiaries, controlled or controlling companies of the Company.

(g)       existence of any compensation or benefit linked to the occurrence of a given corporate event, such as the disposal of corporate control of the issuer

There are no remuneration elements associated with the occurrence of corporate events.

13.2 – Total compensation of the Board of Directors, Statutory Executive Office and Fiscal Board

Total compensation foreseen for the current Financial Year December 31, 2017 - Yearly Amounts
	Board of Directors	Statutory Executive Board	Fiscal Board	Total
Total number of members *	11.00	7.00	5.00	23.00
Number of paid members**	11.00	7.00	5.00	23.00
Annual fixed compensation
Wage or pro labore	4,860,000.00	9,514,801.98	673,335.00	15,048,136.98
Direct and indirect benefits	0,00	269,389.00	0.00	269,389.00
Participation in committees	0,00	0.00	0.00	0,00
Others	972,000.00	3,702,960.40	134,667.00	4,809,627.40
Description of other fixed compensations	The INSS amounts total BRL972,000.00.	The INSS amounts total BRL2,202,960.40 and (ii) contingency sum in the amount of BRL1,500,00,00.	The INSS amounts total BRL134,667.00.
Variable compensation
Bonus	0.00	0,00	0.00	0.00
Participation in results	0.00	22,150,000.00	0.00	22,150,000.00
Participation in meetings	0.00	0,00	0.00	0.00
Commissions	0.00	0,00	0.00	0.00
Others	0.00	4,430,000.00	0.00	4,430,000.00
Description of other variable compensations		The INSS amounts total BRL4,430,000.00.
Post-employment	0.00	BRL 555,286.00	0.00	BRL 555,286.00
Cessation of position	0.00	0.00	0.00	0.00
Based on shares, including options	0.00	0.00	0.00	0.00
Observation	0.00	0.00	0.00	0.00
Total compensation	5,832,000.00	40,622,437.38	808,002.00	47,262,439.38

*Observation: The total number of members of the Board of Directors, the Statutory Executive Board and the Fiscal Board was calculated according to the annual average of the number of members of each body calculated monthly, to two decimal places.

**Observation: The number of paid members of each body corresponds to the annual average of the number of members of each body to which the remuneration was recognized in the income statement for the year, calculated monthly.

Total compensation for the Financial Year ending on December 31, 2016 - Annual Amounts
	Board of Directors	Statutory Executive Board	Fiscal Board	Total
Total number of members*	10.50	6.00	5.00	22.50
Number of paid members**	10.50	6.00	4.00	20.50
Annual fixed compensation
Wage or pro labore	BRL 3,431,462.71	BRL8,340,447.83	BRL 509,914.50	BRL 12,281,825.04
Direct and indirect benefits	0,00	BRL 193,753.89	0,00	BRL 193,753.89
Participation in committees	0,00	0,00	0,00	0,00
Others	BRL 686,292.54	BRL 1,668,089.56	BRL 101,982.90	BRL 2,456,365.00
Description of other fixed compensations	The INSS amounts total BRL686,292.54.	The INSS amounts total BRL1,668,089.56.	The INSS amounts total BRL101,982.90.
Variable compensation
Bonus	0,00	0,00	0,00	0,00
Participation in results	0,00	22.345.008,68	0,00	22.345.008,68
Participation in meetings	0,00	0,00	0,00	0,00
Commissions	0,00	0,00	0,00	0,00
Others	0,00	4.469.001,73	0,00	4.469.001,73
Description of other variable compensations		The INSS amounts total BRL4,469,001.73.
Post-employment	0,00	321.384,36	0,00	321.384,36
Cessation of position	0,00	0,00	0,00	0,00
Based on actions, including options	0,00	0,00	0,00	0,00
Total compensation	4.117.755,25	37.337.686,06	611.897,40	42.067.338,71

*Observation: The total number of members of the Board of Directors, the Statutory Executive Board and the Fiscal Board was calculated according to the annual average of the number of members of each body calculated monthly, to two decimal places.

**Observation: The number of paid members of each body corresponds to the annual average of the number of members of each body to which the remuneration was recognized in the income statement for the year, calculated monthly.

Total compensation for the Financial Year ending on December 31, 2015- Annual Amounts
	Board of Directors	Statutory Executive Board	Fiscal Board	Total
Total number of members*	10,75	6,42	5,00	22,17
Number of paid members **	9,75	6,42	4,00	20,17
Annual fixed compensation
Wage or pro labore	1.886.764,76	8.200.730,67	461.246,86	10.548.742,29
Direct and indirect benefits	0,00	173.568,35	0,00	173.568,35
Participation in committees	0,00	0,00	0,00	0,00
Others	377.352,95	1.640.146,13	92.249,37	2.109.748,45
Description of other fixed compensations	The INSS amounts total BRL377,352.95	The INSS amounts total BRL1,640,146.13	The INSS amounts total BRL92,249.37
Variable compensation
Bonus	0,00	0,00	0,00	0,00
Participation in results	0,00	18.125.000,00	0,00	18.125.000,00
Participation in meetings	0,00	0,00	0,00	0,00
Commissions	0,00	0,00	0,00	0,00
Others	0,00	3.625.000,00	0,00	3.625.000,00
Description of other variable compensations		The INSS amounts total BRL3,625,000.00
Post-employment	0,00	196.054,93	0,00	196.054,93
Cessation of position	0,00	0,00	0,00	0,00
Based on shares, including options	0,00	0,00	0,00	0,00
Total compensation	2.264.117,71	31.960.500,08	553.496,23	34.778.114,02

*Observation: The total number of members of the Board of Directors, the Statutory Executive Board and the Fiscal Board was calculated according to the annual average of the number of members of each body calculated monthly, to two decimal places.

**Observation: The number of paid members of each body corresponds to the annual average of the number of members of each body to which the remuneration was recognized in the income statement for the year, calculated monthly.

Total compensation of the Financial Year ending on December 31, 2014- Annual Amounts
	Board of Directors	Statutory Executive Board	Fiscal Board	Total
Total number of members*	11,00	7,00	5,00	23,00
Number of paid members**	10,08	7,00	4,00	21,08
Annual fixed compensation
Wage or pro labore	1.946.645,00	7.415.024,00	439.656,00	9.801.325,00
Direct and indirect benefits	0,00	179.648,00	0,00	179.648,00
Participation in committees	0,00	0,00	0,00	0,00
Others	389.329,00	1.483.005,00	87.931,00	1.960.265,00
Description of other fixed compensations	The INSS amounts total BRL389,289.00.	The INSS amounts total BRL1,483,005.00].	The INSS amounts total BRL87,931.00
Variable compensation
Bonus	0,00	0,00	0,00	0,00
Participation in results	0,00	15.531.298,00	0,00	15.531.298,00
Participation in meetings	0,00	0,00	0,00	0,00
Commissions	0,00	0,00	0,00	0,00
Others	0,00	3.106.259,00	0,00	3.106.259,00
Description of other variable compensations	N/A	The INSS amounts total BRL3,106,259.00.	N/A
Post-employment	0,00	276.616,00	0,00	276.616,00
Cessation of position	0,00	0,00	0,00	0,00
Based on shares, including options	0,00	0,00	0,00	0,00
Total compensation	2.335.974,00	27.991.850,00	527.587,00	30.855.411,00

*Observation: The total number of members of the Board of Directors, the Statutory Executive Board and the Fiscal Board was calculated according to the annual average of the number of members of each body calculated monthly, to two decimal places.

**Observation: The number of paid members of each body corresponds to the annual average of the number of members of each body to which the remuneration was recognized in the income statement for the year, calculated monthly.

13.3 – Variable compensation of the Board of Directors, the Statutory Executive Board and the Fiscal Board

The variable compensation results from the equation of the third quartile of the market’s total remuneration, excluding benefits and fixed monthly compensation, subject to the achievement of the set targets, as already described in item 13.1.(b) (iii) of this Form.

Variable compensation - Financial Year ending on December 31, 2017
	Board of Directors	Statutory Executive Board	Fiscal Board	Total
Total number of members*	11,00	7,00	5,00	23,00
Number of paid members**	0,00	7,00	0,00	7,00
Bonus
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Amount set forth in the compensation plan – achieved targets	N/A	N/A	N/A	N/A
Participation in the results
Minimum amount set forth in the compensation plan	N/A	0,00	N/A	0,00
Maximum amount set forth in the compensation plan	N/A	BRL 22,150,000.00 (1)	N/A	BRL 22,150,000.00
Amount set forth in the compensation plan – achieved targets	N/A	BRL 17,720,000.00(1)	N/A	BRL 17,720,000.00
Amount actually recognized in the results of the financial year	N/A	N/A	N/A	N/A

*Observation: The total number of members of the Board of Directors, the Statutory Executive Board and the Fiscal Board was calculated according to the annual average of the number of members of each body calculated monthly, to two decimal places.

**Observation: The number of paid members of each body corresponds to the annual average of the number of members of each body to which the remuneration was recognized in the income statement for the year, calculated monthly.

(1) Does not include social security, just Profit Sharing

Variable compensation - Financial Year ending on December 31, 2016
	Board of Directors	Statutory Executive Board	Fiscal Board	Total
Total number of members*	10,50	6	5	21,50
Number of paid members**	0,00	6	0,00	6,00
Bonus
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Amount set forth in the compensation plan – achieved targets	N/A	N/A	N/A	N/A
Participation in the results
Minimum amount set forth in the compensation plan	N/A	0,00	N/A	0,00
Maximum amount set forth in the compensation plan	N/A	19,400,000.00(1)	N/A	19,400,000.00(1)
Amount set forth in the compensation plan – achieved targets	N/A	15,520,000.00(1)	N/A	15,520,000.00(1)
Amount actually recognized in the results of the financial year	N/A	22.345.008,68	N/A	22.345.008,68

*Observation: The total number of members of the Board of Directors, the Statutory Executive Board and the Fiscal Board was calculated according to the annual average of the number of members of each body calculated monthly, to two decimal places.

**Observation: The number of paid members of each body corresponds to the annual average of the number of members of each body to which the remuneration was recognized in the income statement for the year, calculated monthly.

(1) Does not include social security, just Profit Sharing

Variable compensation - Financial Year ending on December 31, 2015
	Board of Directors	Statutory Executive Board	Fiscal Board	Total
Total number of members*	10,75	6,42	5,00	22,17
Number of paid members**	0,00	6,42	0,00	6,42
Bonus
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Amount set forth in the compensation plan – achieved targets	N/A	N/A	N/A	N/A
Amount actually recognized in the results of the financial year	N/A	N/A	N/A	N/A
Participation in the results
Minimum amount set forth in the compensation plan	N/A	0,00	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	18,125,000.00(1)	N/A	18,125,000.00(1)
Amount set forth in the compensation plan – achieved targets	N/A	14,500,000.00(1)	N/A	14,500,000.00(1)
Amount actually recognized in the results of the financial year	N/A	18,125,000.00(1)	N/A	18,125,000.00(1)

*Observation: The total number of members of the Board of Directors, the Statutory Executive Board and the Fiscal Board was calculated according to the annual average of the number of members of each body calculated monthly, to two decimal places.

**Observation: The number of paid members of each body corresponds to the annual average of the number of members of each body to which the remuneration was recognized in the income statement for the year, calculated monthly.

(1) Does not include social security, just Profit Sharing

Variable compensation - Financial Year ending on December 31, 2014
	Board of Directors	Statutory Executive Board	Fiscal Board	Total
Total number of members*	11,00	7,00	5,00	23,00
Number of paid members**	0,00	7,00	0,00	7,00
Bonus
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Amount set forth in the compensation plan – achieved targets	N/A	N/A	N/A	N/A
Amount actually recognized in the results of the financial year	N/A	N/A	N/A	N/A
Participation in the results
Minimum amount set forth in the compensation plan	N/A	0,00	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	18,200,000.00(1)	N/A	18,200,000.00(1)
Amount set forth in the compensation plan – achieved targets	N/A	14,000,000.00(1)	N/A	14,000,000.00(1)
Amount actually recognized in the results of the financial year	N/A	15,531,298.00(1)	N/A	15,531,298.00(1)

*Observation: The total number of members of the Board of Directors, the Statutory Executive Board and the Fiscal Board was calculated according to the annual average of the number of members of each body calculated monthly, to two decimal places.

**Observation: The number of paid members of each body corresponds to the annual average of the number of members of each body to which the remuneration was recognized in the income statement for the year, calculated monthly.

(1) Does not include social security, just Profit Sharing

13.4 – Share-based compensation plan for the Board of Directors and the Statutory Executive Board

Board of Directors

The Company does not have a share-based compensation plan for the members of the Board of Directors either for the last financial year or for the current financial year.

Statutory Executive Board

As per meeting of the Company's Board of Directors held on May 7, 2014, the Company's Long-Term Variable Compensation Plan was terminated, thus, the Company does not have a plan currently in effect.

Accordingly, this item is not applicable to the Company.

(a)       general terms and conditions

Not applicable.

(b)       main objectives of the plan

Not applicable.

(c)       how the plan contributes to such objectives

Not applicable.

(d)       how the plan is inserted in the issuer’s compensation policy

Not applicable.

(e)       how the plan aligns the interests of the administrators and the issuer on the short, medium and long term

Not applicable.

(f)        maximum number of shares covered

Not applicable.

(g)       maximum number of options to be granted

Not applicable.

(h)       conditions to acquire shares

Not applicable.

(i)        criteria to determine the purchase price or exercise

Not applicable.

(j)        criteria to establish the term of exercise

Not applicable.

(k)       form of settlement

Not applicable.

(l)        restrictions to the transfer of shares

Not applicable.

(m)      criteria and events that, when verified, will entail the suspension, alteration or extinguishment of the plan

Not applicable.

(n)       effects of the withdrawal of the administrator from the issuer’s bodies on the rights set out in the share-based compensation plan

Not applicable.

13.5 – Share-based compensation of the Board of Directors and Statutory Executive Board

As per meeting of the Company's Board of Directors held on May 7, 2014, the Company's Long-Term Variable Compensation Plan was terminated, thus, the Company does not have a plan currently in effect.

Regarding the financial year ended on December 31, 2014, although the Plan was still in force at the beginning of the financial year, the information for this item is not applicable as there was no grant of IUs in this period.

13.6 Information on the outstanding options held by the Board of Directors and the Statutory Executive Board

Not applicable, since there was no outstanding option held by the Company’s Board of Directors or by the Statutory Executive Board at the end of the last financial year.

13.7 – Options exercised and shares delivered with respect to the share-based compensation of the Board of Directors and the Statutory Executive Board

As per meeting of the Company's Board of Directors held on May 7, 2014, the Company's Long-Term Variable Compensation Plan was terminated, thus, the Company does not have a plan currently in effect.

Therefore, the information in this item for the financial years ended December on 31, 2015 and 2016 is not applicable to the Company.

Options exercised - Financial Year ended on December 31, 2014
	Board of Directors	Statutory Executive Board
Total number of members*	11,00	7,00
Number of paid members**	0,00	2
Options exercised
Number of shares	N/A	In 2014[1]: 80,153 UI’s In 2013: 2055 UI’s
Weighted average price for the year	N/A	Fees:BRL 99.90 Fees:BRL 99.90
Difference between the financial year value and the market value for the shares related to the options exercised	N/A	Not applicable, since the UI does not refer to the fair market value
Shares delivered
Number of shares delivered	N/A	There was no further purchase/delivery option over the last 3 years and since 2008
Weighted average price of acquisition	N/A	N/A
Difference between the acquisition value and the market value for the shares related to the options acquired	N/A	N/A

(1)           Total redemption amount exercised by Statutory Executive Board members regarding the termination of the plan.

13.8 - Information required for the comprehension of the data disclosed in items 13.5 to 13.7 – Method for pricing the value of shares and of options

(a)       pricing method

Until 2014, when the Long-Term Incentive Plan was in force, the value of the Investment Units, composed of ALFA and BETA Units, had the following price:

ALFA value based, in average, on 6 months (October to March each year) of the BRKM5 share quote. Amount frozen for 1 year (until the end of March of the next year).

BETA value based on the methodology explained in item (b) below.

(b)       data and premises used in the pricing method, including the weighted average price for the shares, exercise price, expected volatility, term of effectiveness of the option, expected dividends and risk-free interest rate

Option Pricing (Beta Certificate) – Black & Scholes

(i)    Share value on the calculation base date: average of 6 months (October to March each year) of the BRKM5 quote

(ii)   Strike - zero value since there will be no disbursement on the part of the employee

(iii)  Time - the "implementation" of the plan will take place in 10 years

(iv) Risk-free - risk-free interest rate (current Selic Target)

(v)  Volatility - calculated based on the BRKM5 share price for the last 3 years.

(vi) Dividends Yield - ascertained based on the business plan (6% in perpetuity)

(c)       method used and premises assumed to incorporate the expected effects of early exercise

The effects of the offsetting of the Plan were calculated every quarter, by which time one (01) Braskem share represented "Alfa" and "Gama" investment certificates and one (01) Beta share represented one Braskem share "minus" dividends paid. The alfa units were multiplied by the share price (average of 6 months) and the beta units were multiplied by the option premium. The sum of the fair value of alfa + beta is deducted from the historical value of the options and the amount is accrued for in the balance sheet.

(d)       method of determination of the expected volatility

Calculated based on the BRKM5 share price for the last 3 years.

(e)       if any other characteristic of the option were incorporated in the calculation of its fair value

There are no other characteristics except for those already described above.

13.9 – Information on the number of shares or quotas directly or indirectly held in Brazil or abroad, and other securities convertible into shares or quotas, issued by the issuer, its direct or indirect controlling shareholders, controlled companies or those jointly controlled by members of the Board of Directors, the Statutory Executive Board or the Fiscal Board:

On December 31, 2016
		Board of Directors	Executive Board	Fiscal Board	Total
Company	Category

Issuer
Braskem S.A.	Common Shares	0	0	0	0
	Preferred Shares – Class A	76.526	510	0	77.036
	Preferred Shares – Class B	0	0	0	0

Direct and indirect controlling shareholders
Odbinv S.A.	Common Shares	1.683.394.556	0	0	1.683.394.556
	Preferred Shares	-	-	-	-

(*)The table above shows only direct and indirect controlling shareholders of the Company in which the members of the Board of Directors and members of the Fiscal Board are now appointed for election at the Ordinary General Meeting for the financial year ended on December 31, 2016, as well as our Statutory Officers in office, hold a stake. In order to view the direct and indirect control of the Company, please refer to items 15.1 and 15.2 of the Company Reference Form available in the IPE System.

13.10 – Information on the social security plans granted to the members of the Board of Directors and to the Statutory Officers

The information on the Company's pension plan in force during the last financial year is shown as follows:

	Board of Directors (Sitting Members)	Statutory Executive Board
Total number of members	10,5	6,00
Number of paid members*	0,00	6,00
Plan's name	N/A	Odebrecht Previdência
Number of managers under retirement conditions	N/A	0
Conditions to early retirement	N/A	There is no possibility of early retirement

Updated accrued amount of the contributions accumulated in the social security plan until the end of the last financial year, less the portion related to the contributions directly made by the managers (in BRL)

	N/A	BRL 2,621,827.91
Total accrued amount of the contributions made during the last financial year, less the portion related to the contributions directly made by the managers (in BRL)	N/A	BRL 325,826.45
Possibility and conditions for early redemption.	N/A	There is no possibility of early redemption

*Observation: The number of paid members of each body corresponds to the number of Officers and Directors linked to the Company's pension plan.

13.11 - Maximum, minimum and average individual compensation of the Board of Directors, of the Statutory Executive Board and of the Fiscal Board

Justification for not completing the table

The information contained in this item was omitted due to the decision rendered on May 17, 2013, by the 5th Lower Federal Court of Rio de Janeiro, in the Action of Ordinary Procedure No. 2010.5101002888-5, filed by IBEF-RJ against CVM, which ratified the preliminary decision granted on March 2, 2010, making definitive the order for CVM to refrain from implementing the requirement contained in item 13.11 of Exhibit 24 to CVM Ruling 480, as well as from applying any penalty related to non-compliance with said requirement by Members of IBEF-RJ and the companies to which they are related. CVM has appealed such decision and the case has not yet been judged by the 2nd instance of the Regional Federal Court of the 2nd Circuit.

13.12 – Mechanisms for compensation or indemnification for the administrators in case of dismissal from the position or retirement

Not applicable, since the Company does not have any compensation or indemnification mechanisms for the managers in the event of dismissal from office or retirement.

The Company's managers are covered by the Managers' Liability Insurance (D&O) policy, issued by Chubb, with coverage valid until April 21, 2017, and which is intended for renewal for another 12 months. The policy has coverage throughout the world, and the last premium paid was equivalent to USD 1,672 thousand.

Under the terms of the policy, the managers shall be indemnified for legal costs and indemnities paid to third parties, arising from judicial, arbitration, and administrative proceedings, among others.

13.13 – Percentage of the total compensation held by managers and members of the Fiscal Board who are parties related to controlling shareholders

Financial year ended on	Board of Directors	Fiscal Board	Statutory Executive Board
2016	13.04%	0.00%	0.00%
2015	20.24%%	0.00%	0.00%
2014	31.00%	0.00%	0.00%

13.14 – Compensation of managers and members of the Fiscal Board, grouped by body, received for any reason other than the position they occupy

In the last three financial years, no amounts have been recognized within the Company's results as compensation of managers and members of the Fiscal Board received for any reason other than the position they occupy in the Company.

13.15 – Compensation of managers and members of the Fiscal Board recognized in the result of direct or indirect controlling companies, companies under common control and controlled companies of the issuer

Not applicable, in the last three financial years no compensation of the managers and members of the Fiscal Board of the Company was recognized in the results of direct or indirect controlling companies, companies under common control and controlled companies of the Companies, either for the exercise of their managerial duties or for any other reason.

13.16 – Other relevant information

There is no other information that the Company deems relevant, except for those already described in the other sections of this item 13 of the Form.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

N.I.R.E. 29300006939

A Publicly-held Company

EXHIBIT IV

MANAGEMENT PROPOSAL

TO THE ORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 28, 2017

Remote Voting Bulletin

(The remainder of this page was intentionally left blank.

Remote Voting Bulletin to follow on the next page)

REMOTE VOTING BULLETIN

Annual General Meeting (AGM) - BRASKEM S.A. of 04/28/2017

Name
CNPJ or CPF of the shareholder

Fill-out Instructions

This bulletin shall be filled out if the shareholder opts to exercise its respective voting right through remote voting bulletin, under the terms of CVM Ruling No. 481/09, as amended.

In this case, it is essential that the fields above be filled out with the full name (or trade name) of the shareholder and the enrollment number with the Ministry of Finance, either as a legal entity (CNPJ) or an individual (CPF), in addition to an e-mail address for any contact.

The shareholder that opts for exercising its remote voting right through direct submission to the Company shall forward the following documents, duly notarized and consularized or apostilled (in case of foreign shareholders):

(i) remote voting bulletin related to the general meeting, duly filled out, all pages initialed and signed (signature by digital certificate is not possible) with the signature of the signatories duly recognized;

(ii) statement indicating the equity position of the Company (notarization and consularization or apostille in the case of foreign shareholders not being necessary);

(iii) copy of the following documents:

- for individuals: identity document and CPF of the shareholder;

- for legal entities: articles of incorporation or bylaws or articles of association, minutes of the election of the Board of Directors (if any) and minutes of the election of the Executive Office that include the election of the legal representative(s) attending the meeting; and

- for investment funds: regulations of the fund and bylaws or articles of association of the administrator of the fund, as well as the minutes of the election of the legal representative(s) attending the meeting.

The following identity documents shall be accepted, provided that they have pictures: RG, CNH or Passport.

Delivery instructions, indicating the possibility of submitting it directly to the company or sending fill-out instructions to the bookkeeping agent or to the custodian agent

The Company shall adopt remote voting pursuant to ICVM 481, allowing its Shareholders to send their votes to one of the recipients below:

(i) through their respective custody agents, if the shares are deposited in a central depository;

(ii) through the Company's shares bookkeeping agent (Itaú Corretora de Valores S/A), if the shares are not deposited in a central depository, located at Avenida Brigadeiro Faria Lima, 3.500, 3º andar, São Paulo, CEP 04538-132, service to the shareholders by telephone numbers 3003-9285 (capital cities and metropolitan areas) or 0800-7209285 (other locations), or even through the e-mail atendimentoescrituracao@itau-unibanco.com.br or through the website http://www.itau.com.br/securitiesservices/assembleiadigital;

(iii) directly to the Company, to the address located at Rua Lemos Monteiro, 120, 22º andar, CEP 05501-050, São Paulo, SP, to the attention of the Investors' Relations Department or to the e-mail braskem-ri@braskem.com.br

Deliberations / Matters related to the AGM

Election of the fiscal board by single group of candidates

1. Appointment of all names that are part of the group of candidates - proposal of the management

[ ] Approve [ ] Reject [ ] Abstain

2. If one of the candidates that are part of the group of candidates leaves said group to take part in the separate election according to Articles 161, Paragraph 4, and 240 of Law 6,404, of 1976, can the votes corresponding to the shares of such candidate continue to be granted to the elected group of candidates?

[ ] Yes [ ] No

Simple Deliberation 3. Annual global compensation of the Managers and members of the Fiscal Board for 2017 in the total amount of BRL 47,262 thousand. [ ] Approve [ ] Reject [ ] Abstain
Simple Deliberation 4. Are there wishes to participate in the separate election according to Articles 161, Paragraph 4, and 240 of Law 6,404, of 1976? [ ] Approve [ ] Reject [ ] Abstain

City:

Date:

Signature:

Name of Shareholder:

Email:

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.